Exhibit 12

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Pre-tax income from continuing operations	$51,926	$39,166	$45,205	$63,526	$86,793

Fixed Charges:
Interest expense	$6,289	$1,885	$4,968	$1,140	$—
Amortized premiums	91	61	61	61	30
Interest component of rental expense(1)	554	479	692	648	572

Total Fixed Charges	$6,934	$2,425	$5,721	$1,849	$602

Pre-tax income from continuing operations plus fixed charges	$58,860	$41,591	$50,926	$65,375	$87,395

Ratio of Earnings to Fixed Charges	8.5x	17.2x	8.9x	35.4x	145.3x

	Quarter Ended	First Half Ended
	July 3, 2004	July 3, 2004
Income before income taxes	$15,537	$29,447

Fixed Charges:
Interest expense	$2,374	$4,793
Amortized premiums	—	—
Interest component of rental expense(1)	129	258

Total Fixed Charges	$2,503	$5,051

Income before income taxes plus fixed charges	$18,040	$34,499

Ratio of Earnings to Fixed Charges	7.2X	6.8X

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002, which resulted in a pre-tax, non-cash goodwill impairment loss of $16.8 million for the year ended December 31, 2002. If the Company had adopted this accounting change beginning January 1, 1999, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 147.0x, 36.2x, and 9.5x for the years ended December 31, 1999, 2000 and 2001, respectively.

(1) Represents appropriate portion (1/3) of rental expense.